Exhibit 99.1

Ruhnn Announces Third Quarter of Fiscal Year 2020 Unaudited Financial Results

• Total net revenue increased 25% year-over-year to RMB482.1 million

• Services revenue increased 154% year-over-year to RMB110.7 million

• Gross profit increased 18% year-over-year to RMB174.9 million

• Net income attributable to Ruhnn was RMB10.7 million compared to RMB15.5 million for the same quarter of last fiscal year

• Adjusted net income attributable to Ruhnn1 increased 35% year-over-year to RMB21.0 million

• Net cash provided by operating activities increased 9% year-over-year to RMB89.9 million

HANGZHOU, China, March 3, 2020 (PRNewswire) — Ruhnn Holding Limited (“Ruhnn” or the “Company”) (NASDAQ: RUHN), the largest internet key opinion leader (“KOL”) facilitator in China as measured by revenue in 2018, according to Frost & Sullivan, today announced its unaudited financial results for the third quarter of fiscal year 2020 ended December 31, 2019.

Third Quarter of Fiscal Year 2020 Financial Highlights:

•                  Total net revenue increased 25% year-over-year to RMB482.1 million (US$69.2 million). Services revenue in the platform model increased 154% year-over-year to RMB110.7 million (US$15.9 million).

•                  Total gross profit increased 18% year-over-year to RMB174.9 million (US$25.1 million), with gross profit from services revenue increased 150% year-over-year to RMB61.9 million. Gross margin slightly decreased to 36% compared to 38% for the same quarter of last fiscal year, with gross margin of services revenue remained relatively stable at 56% compared to 57% for the same quarter of last fiscal year.

•                  Net income attributable to Ruhnn was RMB10.7 million (US$1.5 million, inclusive of an aggregate of RMB9.2 million of noncash amortization expense of intangible assets in relation to exclusive cooperation rights and share-based compensation expense) compared to RMB15.5 million for the same quarter of last fiscal year.

•                  Adjusted net income attributable to Ruhnn1 was RMB21.0 million (US$3.0 million) compared to an adjusted net income attributable to Ruhnn of RMB15.5 million for the same quarter of last fiscal year, representing an increase of 35% year-over-year.

•                  Net cash provided by operating activities was RMB89.9 million (US$12.9 million) compared to RMB82.8 million for the same quarter of last fiscal year, representing an increase of 9% year-over-year.

Third Quarter of Fiscal Year 2020 Operational Highlights:

•                  GMV2 increased 69% year-over-year to RMB1,703.3 million (US$244.7 million).

•                  Number of signed KOLs increased to 159 as of December 31, 2019 from 146 as of September 30, 2019 and 113 as of December 31, 2018.

•                  Total number of platform top-tier, established and emerging KOLs3 increased to 37 as of December 31, 2019 from 31 as of September 30, 2019 and 18 as of December 31, 2018.

•                  Number of brands that the Company cooperated with increased to 961 as of December 31, 2019 from 845 as of September 30, 2019 and 501 as of December 31, 2018.

1  Adjusted net income attributable to Ruhnn is a non-GAAP measure, which excludes certain noncash or nonrecurring expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Financial Measures” at the end of this press release.

2  “GMV” refers to gross merchandize value, which represents the aggregate value of merchandize ordered in the Company’s online stores and third-party online stores to which the Company provides KOL sales services (but not includes online stores to which the Company only provides KOL advertising services), regardless of whether the merchandise is actually sold, delivered or returned. The calculation of GMV includes shipping charges paid by buyers. GMV of third-party online stores to which the Company provides KOL sales services includes the GMV of all products ordered in such stores because the Company generally provides KOL sales services for all products sold in such stores. Since January 2019, the Company has provided KOL sales services for specified products in certain third-party online stores, and in such cases, only the GMV of such products for which the Company provided KOL sales services is included in the GMV for the relevant periods.

3  Platform top-tier, established and emerging KOLs include KOLs that generated services revenue of RMB1.2 million or more in the past twelve months under the platform model.

Summary Operation Data

The following table presents the Company’s classification of its KOLs based on GMV facilitated during the past twelve months:

	As of and for the three months ended
	December 31, 2018			September 30, 2019			December 31, 2019
	Number of KOLs	Number of Fans(1) (In millions)	GMV (RMB in millions)	Number of KOLs	Number of Fans(1) (In millions)	GMV (RMB in millions)	Number of KOLs	Number of Fans(1) (In millions)	GMV (RMB in millions)
Top-tier KOLs(2)	3	32.5	638.0	3	37.3	495.9	3	37.7	1,045.6
Established KOLs(3)	7	28.9	102.4	8	27.9	119.1	12	38.7	237.6
Emerging KOLs(4)	103	87.0	269.1	135	123.6	309.4	144	125.1	420.1
Total	113	148.4	1,009.5	146	188.8	924.4	159	201.5	1,703.3

(1)             The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

(2)             Top-tier KOLs facilitated GMV of above RMB100.0 million in the past twelve months.

(3)             Established KOLs facilitated GMV of RMB30.0 million to RMB100.0 million in the past twelve months.

(4)             Emerging KOLs facilitated GMV of less than RMB30.0 million in the past twelve months.

The following table presents operation data by full-service model and platform model:

	As of and for the three months ended
	December 31, 2018	September 30, 2019	December 31, 2019
Full-Service Model(1)
Number of the Company’s KOLs serving such business model(2)	25	7	6
Number of the Company’s online stores	91	23	22
Number of orders placed through the Company’s online stores (in million)	2.4	1.6	2.8
GMV of the Company’s online stores (RMB in million)	801.3	460.4	976.3
Platform Model(3)
Number of the Company’s KOLs serving such business model(2)	101	129	145
Accumulated number of brands that the Company cooperated with	501	845	961
Number of brands that the Company cooperated with during the period	238	308	332
GMV of third-party online stores(4) (RMB in million)	208.1	464.0	727.0

(1)             Under the full-service model, the Company owns and operates online stores on third-party e-commerce platforms, a majority of which are opened in the name of the Company’s KOLs, and generate revenue through online sales of the Company’s self-designed products to consumers, especially the fans of the Company’s KOLs’ social media accounts that the Company manages.

(2)             Certain KOLs under the Company’s full-service model overlap with those under the platform model. On the other hand, the Company’s KOLs that were undergoing training and had not started generating GMV or revenue under either of the business models as of the relevant date, were not included in these numbers.

(3)             Under the platform model, the Company connects KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provides advertising services on KOLs’ social media spaces to third-party merchants.

(4)             Includes GMV from third-party online stores to which the Company only provides KOL sales services.

As a result of the significant expansion of the Company’s business under the platform model, the Company generated an increasing amount of advertising service revenue provided through its KOLs that does not have associated GMV. As an additional measure to assess its KOLs’ performance, the Company classifies its KOLs based on the total services revenue generated by the KOLs under the platform model during the previous twelve months.

The following table presents the Company’s classification of its KOLs who generated services revenue of RMB1.2 million or more in the previous twelve months under the platform model:

	As of and for the three months ended
	December 31, 2018		September 30, 2019		December 31, 2019
	Number of KOLs	Service Revenue (RMB in millions)	Number of KOLs	Service Revenue (RMB in millions)	Number of KOLs	Service Revenue (RMB in millions)
Platform Top-tier KOLs(1)	1	4.6	5	15.7	6	46.0
Platform Established KOLs(2)	8	16.8	14	22.1	18	34.9
Platform Emerging KOLs(3)	9	10.0	12	8.2	13	9.6

(1)             Platform top-tier KOLs generated services revenue of RMB10.0 million or more in the past twelve months under the platform model.

(2)             Platform established KOLs generated services revenue of RMB3.0 million to RMB10.0 million in the past twelve months under the platform model.

(3)             Platform emerging KOLs generated services revenue of RMB1.2 million to RMB3.0 million in the past twelve months under the platform model. KOLs that generated services revenue of less than RMB1.2 million in the past twelve months were not included in this table.

Management Comments

“We are excited to report strong operational and financial performance for the third quarter of fiscal year 2020, continuing the robust growth momentum from the prior quarter. In the third fiscal quarter, we remained focused on improving operational efficiency and profitability to create a solid foundation for the Company’s long-term sustainable business development, while maintaining a rapid growth in total net revenue, especially achieving a 154% year-over-year growth in services revenue. We are keeping our innovating spirit in exploring new business models and KOL monetization channels,” Mr. Min Feng, founder and Chairman of Ruhnn, commented.

“We are the No.1 KOL incubation and cultivation platform in China’s KOL e-commerce sector, built on our core exceptional capabilities in KOL incubation. As we move forward, we will continue to expand and enhance our KOL pool, and to explore initiatives that allow us to partner with an even greater number of new and emerging brands. The online sharing store business on Taobao platform continues to be one of our strongest growth drivers in the current quarter. The e-commerce live-streaming business has also become one of our new initiatives. By empowering KOLs with lower transaction costs in order to fully exert precise matching capabilities between KOLs and SKUs, we are strengthening our leading KOL transaction platform in China to serve more KOLs and brands,” Mr. Feng concluded.

Mr. Jacky Wang, Chief Financial Officer of Ruhnn, commented, “We are delighted to see that Ruhnn continued its rapid and healthy growth momentum during this quarter. We achieved adjusted net income attributable to Ruhnn of RMB21.0 million, representing an increase of 35% year-over-year and the second consecutive profitable quarter on a non-GAAP basis. Net cash provided by operating activities was RMB89.9 million and RMB98.1 million for the three and nine months ended December 31, 2019, representing an increase of 9% and 114% year-over-year, respectively. We will continue optimizing connections between brands and KOLs, enhancing monetization channels as well as improving overall operational efficiencies.”

Third Quarter of Fiscal Year 2020 Financial Results

Net revenue. Total net revenue was RMB482.1 million (US$69.2 million), an increase of RMB96.8 million or 25% from RMB385.3 million for the same quarter of last fiscal year. The increase was primarily attributable to an increase in services revenue through the platform model and, to a lesser extent, due to an increase in product sales through the full-service model.

•                  Revenue from product sales through the full-service model was RMB371.4 million (US$53.3 million), an increase of RMB29.6 million or 9% from RMB341.8 million for the same quarter of last fiscal year. The increase was primarily attributable to the sales growth of the online stores opened in the name of the Company’s top-tier KOLs and was partially offset by the transition of the business model of some online stores opened in the name of the Company’s emerging and established KOLs from the full-service model to the platform model. As a result of such transition, the number of the Company’s online stores decreased to 22 as of December 31, 2019 from 91 as of December 31, 2018, and the number of the Company’s KOLs serving the full-service model decreased to 6 as of December 31, 2019 from 25 as of December 31, 2018. On the other hand, product sales revenue from the Company’s online stores opened under top-tier KOLs that were in operation in both periods increased by 31% in the third quarter of fiscal year 2020 as compared to the same quarter of fiscal year 2019.

•                  Revenue from services through the platform model was RMB110.7 million (US$15.9 million), an increase of RMB67.2 million or 154% from RMB43.5 million for the same quarter of last fiscal year. This increase was mainly attributable to (i) the increase in the number of KOLs serving the Company’s platform model, which increased 44% to 145 as of December 31, 2019 from 101 as of December 31, 2018; (ii) the improved performance of such KOLs as evidenced by the increase in the aggregate number of the platform top-tier, established and emerging KOLs to 37 as of December 31, 2019 from 18 as of December 31, 2018; and (iii) an increase in the number of brands, with which the Company cooperated in its advertising and marketing business, to 332 in the third quarter of fiscal year 2020 from 238 for the same quarter of last fiscal year.

Cost of revenue. Cost of revenue was RMB307.2 million (US$44.1 million), an increase of RMB69.6 million or 29% from RMB237.6 million for the same quarter of last fiscal year, which was largely in line with the increase in total net revenue.

Gross profit. Gross profit was RMB174.9 million (US$25.1 million), an increase of RMB27.3 million or 18% from RMB147.6 million for the same quarter of last fiscal year. Gross margin slightly decreased to 36% from 38% for the same quarter of last fiscal year, with gross margin of services revenue remained relatively stable at 56% compared to 57% for the same quarter of last fiscal year.

Total operating expenses. Total operating expenses were RMB166.0 million (US$23.8 million), an increase of RMB33.0 million or 25% from RMB133.0 million for the same quarter of last fiscal year. Included in the total operating expenses was an aggregate of RMB10.3 million of noncash amortization expense of intangible assets in relation to exclusive cooperation rights and share-based compensation expense, and litigation costs, in the third quarter of fiscal year 2020 compared to nil in the same quarter of last fiscal year. Total operating expenses accounted for 34% and 35% (32% and 35%, exclusive of the above-mentioned noncash charges and litigation costs) of the total net revenue for the three months ended December 31, 2019 and 2018, respectively.

•                  Fulfillment expenses were RMB43.0 million (US$6.2 million), an increase of RMB5.0 million or 13% from RMB38.0 million for the same quarter of last fiscal year. The increase was primarily due to the increase in product sales during the three months ended December 31, 2019 compared to the same quarter of last fiscal year. Fulfillment expenses accounted for 12% and 11% of product sales revenue during the three months ended December 31, 2019 and 2018, respectively.

•                  Sales and marketing expenses were RMB87.6 million (US$12.6 million), an increase of RMB16.8 million or 24% from RMB70.8 million for the same quarter of last fiscal year. Sales and marketing expenses consist primarily of expenses for KOL incubation, cultivation, content production and training, and personnel costs of related support teams, for the Company’s platform KOLs, and expenses incurred for the Company’s advertising, marketing and brand promotion activities and personnel costs of related operation team under the full-service model. The increase was primarily due to (i) the noncash amortization expense of intangible assets in relation to exclusive cooperation rights of RMB5.2 million; (ii) the noncash amortization of share-based compensation expense of RMB1.4 million; and (iii) the increased expenses for KOL incubation, cultivation, content production and training and the increased personnel costs of related support teams to support increased activities for the Company’s KOL sales and advertising business following the expansion of KOL pool from 113 signed KOLs as of December 31, 2018 to 159 as of December 31, 2019. Sales and marketing expenses accounted for 18% and 18% (17% and 18%, exclusive of the aggregate of RMB6.6 million noncash charges as mentioned above) of total net revenue during the three months ended December 31, 2019 and 2018, respectively.

•                  General and administrative expenses were RMB35.3 million (US$5.1 million), an increase of RMB10.7 million or 43% from RMB24.6 million for the same quarter of last fiscal year. The increase was primarily driven by the increased share-based compensation expense of RMB2.5 million, professional fees of RMB5.8 million and rental costs of RMB1.1 million. General and administrative expenses accounted for 7% and 6% of total net revenue during the three months ended December 31, 2019 and 2018, respectively.

Income before income taxes. Income before income taxes was RMB14.4 million (US$2.1 million) compared to RMB14.8 million for the same quarter of last fiscal year, as a result of the foregoing.

Income taxes. Income tax expense was RMB3.9 million (US$0.6 million) compared to RMB4.2 million for the same quarter of last fiscal year.

Net income attributable to Ruhnn. Net income attributable to Ruhnn was RMB10.7 million (US$1.5 million, inclusive of an aggregate of RMB9.2 million of noncash amortization expense of intangible assets in relation to exclusive cooperation rights and share-based compensation expense) compared to RMB15.5 million for the same quarter of last fiscal year.

Adjusted net income attributable to Ruhnn. Adjusted net income attributable to Ruhnn was RMB21.0 million (US$3.0 million) compared to RMB15.5 million for the same quarter of last fiscal year, representing an increase of 35% year-over-year.

Balance Sheet and Cash Flow

As of December 31, 2019, the Company had cash and cash equivalents, restricted cash and short-term investment of RMB853.5 million (US$122.6 million) compared to RMB103.8 million as of March 31, 2019.

Net cash provided by operating activities was RMB89.9 million (US$12.9 million) compared to RMB82.8 million for the same quarter of last fiscal year.

Outlook

Despite the fact that, as of today, the coronavirus disease 2019 (COVID-19) outbreak in China has a short-term impact on the Company’s business during the fourth quarter of fiscal year 2020, based on the Company’s current expectation and estimate, the Company reiterates its outlook for the full fiscal year 2020. The Company currently expects, for the full fiscal year 2020, net revenue from product sales through the full-service model to be between RMB980.0 million and RMB1,130.0 million, and net revenue from services through the platform model to be between RMB280.0 million and RMB380.0 million, representing a year-over-year growth between 4% and 20%, and between 86% and 152%, respectively.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change, as well as the Company’s current estimate of the impact from the COVID-19 outbreak, which is also subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 3, 2020 (8:00 PM Beijing/Hong Kong time on March 3, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	800-906-601
Mainland China:	400-620-8038
Conference ID:	1393275

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ruhnn.com.

About Ruhnn Holding Limited

Ruhnn Holding Limited is the largest internet key opinion leader (“KOL”) facilitator in China as measured by revenue in 2018, according to Frost & Sullivan. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both full-service and platform models. The Company’s full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. The platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. As of December 31, 2019, the Company had 159 signed KOLs with an aggregate of 201.5 million fans across major social media platforms in China.

For more information, please visit: ir.ruhnn.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net income attributable to Ruhnn and adjusted basic and diluted net income per ADS, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of noncash charges of amortization expense of intangible assets in relation to exclusive cooperation rights and share-based compensation expense, and litigation costs incurred in relation to the class action. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Financial Measures” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from Ruhnn’s management in this announcement as well as Ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in the PRC and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and Ruhnn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited
Sterling Song
Senior Director of Investor Relations
Tel: +86-571-2825-6700
E-mail: ir@ruhnn.com

The Piacente Group, Inc.
Emilie Wu
Tel: +86-21-6039-8363
E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ruhnn@thepiacentegroup.com

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	March 31, 2019	December 31, 2019
	RMB	RMB	US$
ASSETS:
Current Assets:
Cash and cash equivalents	89,960	824,303	118,404
Restricted cash	13,861	7,221	1,037
Short-term investment	—	21,950	3,153
Accounts receivable, net	29,372	69,710	10,013
Inventories	220,151	199,274	28,624
Advances to suppliers	42,145	29,611	4,253
Prepaid expenses and other current assets	32,969	40,323	5,792
Total current assets	428,458	1,192,392	171,276
Property and equipment, net	146,071	185,018	26,576
Intangible assets, net	104,457	87,995	12,640
Goodwill	1,002	1,002	144
Long-term investments	7,600	87,636	12,588
Other non-current assets	1,702	2,866	412
TOTAL ASSETS	689,290	1,556,909	223,636
LIABILITIES AND SHAREHOLERS’ (DEFICIT) EQUITY:
Current liabilities:
Accounts payable	78,061	193,012	27,724
Notes payable	30,645	5,905	848
Accrued salary and benefits	58,917	61,438	8,825
Accrued expenses and other current liabilities	24,039	39,020	5,605
Amounts due to related parties	574,859	32,012	4,598
Dividends payable	115	—	—
Income tax payable	1,674	1,910	274
Total current liabilities	768,310	333,297	47,874
Long-term deposits	1,750	2,250	323
Deferred income	—	10,496	1,508
Other non-current liabilities	11,076	10,337	1,485
Total liabilities	781,136	356,380	51,190
Shareholders’ (deficit) equity:
Ordinary shares (US$0.000000001 par value; 1,000,000,000 shares authorized, 363,572,659 and 420,407,364 shares issued and outstanding as of March 31 and December 31, 2019, respectively)	—	—	—
Additional paid-in capital	701,041	1,499,404	215,376
Subscription receivable	(558,996)	—	—
Accumulated deficit	(232,635)	(298,746)	(42,912)
Other comprehensive income	—	4,489	645
Total Ruhnn shareholders’ (deficit) equity	(90,590)	1,205,147	173,109
Non-controlling interest	(1,256)	(4,618)	(663)
Total shareholders’ (deficit) equity	(91,846)	1,200,529	172,446
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	689,290	1,556,909	223,636

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except share data)

	Three Months Ended December 31,			Nine Months Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenue:
Product sales	341,755	371,366	53,343	755,862	826,601	118,734
Services	43,534	110,724	15,905	100,319	241,000	34,617
Total net revenue	385,289	482,090	69,248	856,181	1,067,601	153,351
Cost of revenue:
Cost of product sales	218,906	258,407	37,118	523,433	559,978	80,436
Cost of services	18,742	48,806	7,011	46,450	102,177	14,677
Total cost of revenue	237,648	307,213	44,129	569,883	662,155	95,113
Gross profit	147,641	174,877	25,119	286,298	405,446	58,238
Operating expenses(1):
Fulfillment	38,012	43,038	6,182	99,517	113,259	16,269
Sales and marketing	70,837	87,598	12,583	158,393	241,908	34,748
General and administrative	24,624	35,322	5,074	76,377	134,268	19,286
Other operating income, net	(431)	—	—	(530)	(627)	(90)
Total operating expenses	133,042	165,958	23,839	333,757	488,808	70,213
Income (loss) from operations	14,599	8,919	1,280	(47,459)	(83,362)	(11,975)
Other income (loss):
Interest income, net	172	7,056	1,014	291	14,354	2,062
Other income, net	—	249	36	—	3,377	485
Foreign exchange gain (loss)	24	(1,827)	(262)	71	2,566	369
Income (loss) before income taxes	14,795	14,397	2,068	(47,097)	(63,065)	(9,059)
Income taxes	4,236	3,867	555	9,479	6,408	920
Share of loss in equity method investments	532	—	—	927	—	—
Net income (loss)	10,027	10,530	1,513	(57,503)	(69,473)	(9,979)
Less: Net loss attributable to non-controlling interest	(5,504)	(176)	(25)	(12,353)	(3,362)	(483)
Net income (loss) attributable to Ruhnn	15,531	10,706	1,538	(45,150)	(66,111)	(9,496)
Net income (loss) per ordinary share:
Basic	0.05	0.03	0.00	(0.14)	(0.16)	(0.02)
Diluted	0.05	0.03	0.00	(0.14)	(0.16)	(0.02)
Net income (loss) per ADS:
Basic	0.24	0.13	0.02	(0.71)	(0.80)	(0.11)
Diluted	0.24	0.13	0.02	(0.71)	(0.80)	(0.11)
Weighted average shares used in in calculating net income (loss) per ordinary share:
Basic	319,406,760	415,510,388	415,510,388	319,406,760	413,857,281	413,857,281
Diluted	319,406,760	422,602,179	422,602,179	319,406,760	413,857,281	413,857,281

Net income (loss)	10,027	10,530	1,513	(57,503)	(69,473)	(9,979)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	(429)	(62)	—	4,489	645
Comprehensive income (loss)	10,027	10,101	1,451	(57,503)	(64,984)	(9,334)

(1) Share-based compensation expense in each category:

Fulfillment	—	60	9	—	1,582	227
Sales and marketing	—	1,417	204	—	8,930	1,283
General and administrative	—	2,540	365	—	40,934	5,880
Total	—	4,017	578	—	51,446	7,390

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS CASH FLOWS

(Amount in thousands)

	Three Months Ended December 31,			Nine Months Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	82,830	89,925	12,917	45,739	98,065	14,086
Net cash used in investing activities	(1,202)	(8,633)	(1,240)	(3,074)	(133,644)	(19,197)
Net cash (used in) provided by financing activities	(24,126)	(368)	(53)	97,798	760,423	109,228
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(1,513)	(217)	—	2,859	411
Increase in cash, cash equivalents and restricted cash	57,502	79,411	11,407	140,463	727,703	104,528
Cash, cash equivalents and restricted cash at beginning of period	113,882	752,113	108,034	30,921	103,821	14,913
Cash, cash equivalents and restricted cash at end of period	171,384	831,524	119,441	171,384	831,524	119,441

RUHNN HOLDING LIMITEDS

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

(Amounts in thousands, except share data)

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) attributable to Ruhnn	15,531	10,706	1,538	(45,150)	(66,111)	(9,496)
Amortization expense of intangible assets in relation to exclusive cooperation rights	—	5,150	740	—	15,450	2,219
Share-based compensation expense	—	4,017	577	—	51,446	7,390
Litigation costs	—	1,107	159	—	1,107	159
Adjusted net income (loss) attributable to Ruhnn	15,531	20,980	3,014	(45,150)	1,892	272
Adjusted net income (loss) per ADS:
Basic	0.24	0.25	0.04	(0.71)	0.02	0.00
Diluted	0.24	0.25	0.04	(0.71)	0.02	0.00
Weighted average shares used in calculating adjusted net income (loss) per ordinary share:
Basic	319,406,760	415,510,388	415,510,388	319,406,760	413,857,281	413,857,281
Diluted(1)	319,406,760	422,602,179	422,602,179	319,406,760	416,827,801	416,827,801

(1)         The diluted weighted average shares outstanding for the three and nine months ended December 31, 2019 is computed based on the basic weighted average shares outstanding plus the dilutive impact of outstanding stock options as of December 31, 2019.